Exhibit 99.1

THE WALT DISNEY COMPANY TO ACQUIRE TWENTY-FIRST CENTURY FOX,  INC.,
AFTER SPINOFF OF CERTAIN BUSINESSES, FOR $52.4 BILLION IN STOCK

21st Century Fox to spin off Fox Broadcasting network and stations, Fox News,
Fox Business, FS1, FS2 and Big Ten Network to its shareholders

•	Acquisition complements and enhances The Walt Disney Company’s ability to provide consumers around the world with more appealing content and entertainment options

•	Transaction to include 21st Century Fox’s film and television studios, cable entertainment networks and international TV businesses

•	Popular entertainment properties including X-Men, Avatar, The Simpsons, FX Networks and National Geographic to join Disney’s portfolio

•	Expands Disney’s direct-to-consumer offerings with addition of 21st Century Fox’s entertainment content, capabilities in the Americas, Europe and Asia; Hulu stake becomes a controlling interest

•
Addition of extensive international properties, including Star in India and Fox’s 39% ownership of Sky across Europe, enhances Disney’s position as a truly global entertainment company with world-class offerings in key regions

•	Robert A. Iger to remain Chairman and CEO of The Walt Disney Company through 2021

BURBANK, Calif., and NEW YORK, New York, December 14, 2017—The Walt Disney Company (NYSE: DIS) and Twenty-First Century Fox, Inc. (“21st Century Fox” —NASDAQ: FOXA, FOX) today announced that they have entered into a definitive agreement for Disney to acquire 21st Century Fox, including the Twentieth Century Fox Film and Television studios, along with cable and international TV businesses, for approximately $52.4 billion in stock (subject to adjustment). Building on Disney’s commitment to deliver the highest quality branded entertainment, the acquisition of these complementary assets would allow Disney to create more appealing content, build more direct relationships with consumers around the world and deliver a more compelling entertainment experience to consumers wherever and however they choose. Immediately prior to the acquisition, 21st Century Fox will separate the Fox Broadcasting network and stations, Fox News Channel, Fox Business Network, FS1, FS2 and Big Ten Network into a newly listed company that will be spun off to its shareholders.

Under the terms of the agreement, shareholders of 21st Century Fox will receive 0.2745 Disney shares for each 21st Century Fox share they hold (subject to adjustment for certain tax liabilities as described below). The exchange ratio was set based on a 30-day volume weighted average price of Disney stock. Disney will also assume approximately $13.7 billion of net debt of 21st Century Fox. The acquisition price implies a total equity value of approximately $52.4 billion and a total transaction value of approximately $66.1 billion (in each case based on the stated exchange ratio assuming no adjustment) for the business to be acquired by Disney, which includes consolidated assets along with a number of equity investments.

Popular Entertainment Properties to Join Disney Family

Combining with Disney are 21st Century Fox’s critically acclaimed film production businesses, including Twentieth Century Fox, Fox Searchlight Pictures and Fox 2000, which together offer diverse and compelling storytelling businesses and are the homes of Avatar, X-Men, Fantastic Four and Deadpool, as well as The Grand Budapest Hotel, Hidden Figures, Gone Girl, The Shape of Water and The Martian—and its storied television creative units, Twentieth Century Fox Television, FX Productions and Fox21, which have brought The Americans, This Is Us, Modern Family, The Simpsons and so many more hit TV series to viewers across the globe. Disney will also acquire FX Networks, National Geographic Partners, Fox Sports Regional Networks, Fox Networks Group International, Star India and Fox’s interests in Hulu, Sky plc, Tata Sky and Endemol Shine Group.

“The acquisition of this stellar collection of businesses from 21st Century Fox reflects the increasing consumer demand for a rich diversity of entertainment experiences that are more compelling, accessible and convenient than ever before,” said Robert A. Iger, Chairman and Chief Executive Officer, The Walt Disney Company. “We’re honored and grateful that Rupert Murdoch has entrusted us with the future of businesses he spent a lifetime building, and we’re excited about this extraordinary opportunity to significantly increase our portfolio of well-loved franchises and branded content to greatly enhance our growing direct-to-consumer offerings. The deal will also substantially expand our international reach, allowing us to offer world-class storytelling and innovative distribution platforms to more consumers in key markets around the world.”

“We are extremely proud of all that we have built at 21st Century Fox, and I firmly believe that this combination with Disney will unlock even more value for shareholders as the new Disney continues to set the pace in what is an exciting and dynamic industry,” said Rupert Murdoch, Executive Chairman of 21st Century Fox. “Furthermore, I’m convinced that this combination, under Bob Iger’s leadership, will be one of the greatest companies in the world. I’m grateful and encouraged that Bob has agreed to stay on, and is committed to succeeding with a combined team that is second to none.”

At the request of both 21st Century Fox and the Disney Board of Directors, Mr. Iger has agreed to continue as Chairman and Chief Executive Officer of The Walt Disney Company through the end of calendar year 2021.

“When considering this strategic acquisition, it was important to the Board that Bob remain as Chairman and CEO through 2021 to provide the vision and proven leadership required to successfully complete and integrate such a massive, complex undertaking,” said Orin C. Smith, Lead Independent Director of the Disney Board. “We share the belief of our counterparts at 21st Century Fox that extending his tenure is in the best interests of our company and our shareholders, and will be critical to Disney’s ability to effectively drive long-term value from this extraordinary acquisition.”

Benefits to Consumers

The acquisition will enable Disney to accelerate its use of innovative technologies, including its BAMTECH platform, to create more ways for its storytellers to entertain and connect directly with audiences while providing more choices for how they consume content. The complementary offerings of each company enhance Disney’s development of films, television programming and related products to provide consumers with a more enjoyable and immersive entertainment experience.

Bringing on board 21st Century Fox’s entertainment content and capabilities, along with its broad international footprint and a world-class team of managers and storytellers, will allow Disney to further its efforts to provide a more compelling entertainment experience through its direct-to-consumer (DTC) offerings. This transaction will enable Disney’s recently announced Disney and ESPN-branded DTC offerings, as well as Hulu, to create more appealing and engaging experiences, delivering content, entertainment and sports to consumers around the world wherever and however they want to enjoy it.

The agreement also provides Disney with the opportunity to reunite the X-Men, Fantastic Four and Deadpool with the Marvel family under one roof and create richer, more complex worlds of inter-related characters and stories that audiences have shown they love. The addition of Avatar to its family of films also promises expanded opportunities for consumers to watch and experience storytelling within these extraordinary fantasy worlds. Already, guests at Disney’s Animal Kingdom Park at Walt Disney World Resort can experience the magic of Pandora—The World of Avatar, a new land inspired by the Fox film franchise that opened earlier this year. And through the incredible storytelling of National Geographic—whose mission is to explore and protect our planet and inspire new generations through education initiatives and resources—Disney will be able to offer more ways than ever before to bring kids and families the world and all that is in it.

Enhancing Disney’s Worldwide Offerings

Adding 21st Century Fox’s premier international properties enhances Disney’s position as a truly global entertainment company with authentic local production and consumer services across high-growth regions, including a richer array of local, national and global sporting events that ESPN can make available to fans around the world. The transaction boosts Disney’s international revenue mix and exposure.

Disney’s international reach would greatly expand through the addition of Sky, which serves 23 million households in the UK, Ireland, Germany, Austria and Italy; Fox Networks International, with more than 350 channels in 170 countries; and Star India, which operates 69 channels reaching 720 million viewers a month across India and more than 100 other countries.

Prior to the close of the transaction, it is anticipated that 21st Century Fox will seek to complete its planned acquisition of the 61% of Sky it doesn’t already own. Sky is one of Europe’s most successful pay television and creative enterprises with innovative and high-quality direct-to-consumer platforms, resonant brands and a strong and respected leadership team. 21st Century Fox remains fully committed to completing the current Sky offer and anticipates that, subject to the necessary regulatory consents, the transaction will close by June 30, 2018. Assuming 21st Century Fox completes its acquisition of Sky prior to closing of the transaction, The Walt Disney Company would assume full ownership of Sky, including the assumption of its outstanding debt, upon closing.

Transaction Highlights

The acquisition is expected to yield at least $2 billion in cost savings from efficiencies realized through the combination of businesses, and to be accretive to earnings before the impact of purchase accounting for the second fiscal year after the close of the transaction.

Terms of the transaction call for Disney to issue approximately 515 million new shares to 21st Century Fox shareholders, representing approximately a 25% stake in Disney on a pro forma basis. The per share consideration is subject to adjustment for certain tax liabilities arising from the spinoff and other transactions related to the acquisition. The initial exchange ratio of 0.2745 Disney shares for each 21st Century Fox share was set based on an estimate of such tax liabilities to be covered by an $8.5 billion cash dividend to 21st Century Fox from the company to be spun off. The exchange ratio will be adjusted immediately prior to closing of the acquisition based on an updated estimate of such tax liabilities. Such adjustment could increase or decrease the exchange ratio, depending upon whether the final estimate is lower or higher, respectively, than the initial estimate. However, if the final estimate of the tax liabilities is lower than the initial estimate, the first $2 billion of that adjustment will instead be made by net reduction in the amount of the cash dividend to 21st Century Fox from the company to be spun off. The amount of such tax liabilities will depend upon several factors, including tax rates in effect at the time of closing as well as the value of the company to be spun off.

The Boards of Directors of Disney and 21st Century Fox have approved the transaction, which is subject to shareholder approval by 21st Century Fox and Disney shareholders, clearance under the Hart-Scott-Rodino Antitrust Improvements Act, a number of other non-United States merger and other regulatory reviews, and other customary closing conditions.

Investor Conference Calls

Disney will conduct an investor conference call at approximately 8:00 a.m. EST / 5:00 a.m. PST today, Thursday, December 14, 2017. To listen to the live webcast, please visit www.disney.com/investors. The webcast presentation will be archived.

21st Century Fox senior executives will host a conference call at approximately 9:00 a.m. EST / 6:00 a.m. PST today, Thursday December 14, 2017, to discuss the creation of  “New Fox” and the Disney transaction. The conference call will be webcast on 21st Century Fox’s investor relations website at www.21cf.com/investor-relations.

Disney will also hold a previously scheduled investor meeting with Disney management at approximately 5:00 p.m. EST / 2:00 p.m. PST today, Thursday, December 14, 2017, which will be webcast at www.disney.com/investors. The webcast presentation will be archived.

About The Walt Disney Company

The Walt Disney Company, together with its subsidiaries, is a diversified worldwide entertainment company with operations in four business segments: Media Networks, Parks and Resorts, Studio Entertainment, and Consumer Products & Interactive Media. Disney is a Dow 30 company and had annual revenues of $55.1 billion in its Fiscal Year 2017.

About 21st Century Fox

21st Century Fox is one of the world’s leading portfolios of cable, broadcast, film, pay TV and satellite assets spanning six continents across the globe. Reaching more than 1.8 billion subscribers in approximately 50 local languages every day, 21st Century Fox is home to a global portfolio of cable and broadcasting networks and properties, including FOX, FX, FXX, FXM, FS1, Fox News Channel, Fox Business Network, FOX Sports, Fox Sports Network, National Geographic Channels, Star India, 28 local television stations in the U.S. and more than 350 international channels; film studio Twentieth Century Fox Film; and television production studios Twentieth Century Fox Television and a 50 per cent ownership interest in Endemol Shine Group. The Company also holds approximately 39.1 per cent of the issued shares of Sky, Europe’s leading entertainment company, which serves 23 million households across five countries. For more information about 21st Century Fox, please visit www.21CF.com.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“New Fox”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF	Disney
1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions
New York, NY 10036	P.O. Box 1342
Attention: Investor Relations	Brentwood, NY 11717
1 (212) 852 7059	Attention: Disney Shareholder Services
Investor@21CF.com	1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 13, 2017, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of New Fox.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws), including the tax-free treatment of the transaction to 21CF’s stockholders of the distribution of shares of New Fox common stock, (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the Separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of 21CF and/or Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies, (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) the risk that New Fox, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms, (xvii) the risk that New Fox may be unable to achieve some or all of the benefits that 21CF expects New Fox to achieve as an independent, publicly-traded company, (xviii) the risk that New Fox may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of 21CF, (xix) the risk that New Fox will incur significant indebtedness in connection with the separation and distribution, and the degree to which it will be leveraged following completion of the distribution may materially and adversely affect its business, financial condition and results of operations, (xx) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (xxi) as well as management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to New Fox. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of New Fox are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Media Contacts:

The Walt Disney Company:
Zenia Mucha
zenia.mucha@disney.com
 (818) 560-5300

21st Century Fox:
Julie Henderson
jhenderson@21cf.com
(310) 369-0773

Investor Contacts:
The Walt Disney Company:
Lowell Singer
lowell.singer@disney.com
(818) 560-6601

21st Century Fox:
Reed Nolte
rnolte@21cf.com
(212) 852-7092